NOTICE OF EXEMPT SOLICITATION

Name of the registrant:

Netflix, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Text of May 2, 2023, email sent by Kyle Seeley, Corporate Governance and ESG Investment Officer, New York State Common Retirement Fund

Netflix, Inc.

VOTE FOR Proposal 8

Shareholder Proposal — Policy on Freedom of Association

Filed by the New York State Common Retirement Fund and the New York City Retirement Systems

Annual Meeting: June 1, 2023

New York State Comptroller Thomas P. DiNapoli and New York City Comptroller Brad Lander urge Netflix, Inc. shareholders to vote “FOR” Proposal 8 on the proxy, which is a shareholder proposal that urges the Netflix Board of Directors to adopt and publicly disclose a policy on Netflix’s commitment to respect workers’ rights to freedom of association and collective bargaining in its operations.

Netflix operates in a heavily unionized industry and employs individuals subject to collective bargaining agreements. Despite this, the company does not have a human rights policy, or any formal, disclosed policy commitments to respect workers’ rights to freely associate and collectively bargain; these are fundamental human rights recognized by the International Labor Organization and the United Nations. The Netflix Board of Directors should adopt and publicly disclose its commitment to respect these fundamental human rights, which will allow it to manage risks associated with labor controversies and protect long-term shareholder value.

Netflix has proclaimed itself a leader in the highly unionized entertainment industry; it’s time for Netflix to lead on protecting workers’ rights and long-term shareholder value.

Netflix has not disclosed a policy on its commitment to respect workers’ fundamental human rights to freedom of association and collective bargaining.

•	Netflix has stated it “is now a leader in the highly unionized entertainment industry.”
•	However, outside of its response to this proposal, Netflix lacks any meaningful disclosure concerning its commitment to freedom of association or collective bargaining for its employees.
•	The international standards for freedom of association and collective bargaining established by the International Labor Organization (ILO) are commonly used by companies and reflected in the principles concerning fundamental rights set out in the ILO Declaration on Fundamental Principles and Rights at Work and United Nations’ Guiding Principles on Business and Human Rights.[1]

1 See Disney’s commitment to utilizing the United Nations’ Guiding Principles on Business and Human Rights as well as the principles referenced in the ILO’s Declaration on the Fundamental Principles and Rights at Work and the Convention on the Rights of the Child: https://impact.disney.com/app/uploads/Current/TWDCHumanRightsPolicy-FINAL.pdf; see also Microsoft’s Global Human Rights Statement. https://www.microsoft.com/en-us/corporate-responsibility/human-rights-statement?activetab=pivot_1%3aprimaryr5.

•	Netflix’s argument that it complies with all applicable laws should be a given, but it is not a substitute for a stated commitment to fundamental internationally recognized human rights.
•	Netflix states in its opposition statement that it respects “internationally recognized human rights,” however, it fails to identify and commit to widely accepted international human rights standards and does not articulate how the company aligns its policies with the international human rights standards for freedom of association and collective bargaining.
•	Shareholders lack information on the due diligence process Netflix uses to identify, prevent, mitigate, and account for any violations of labor practices, including how it will remedy any misaligned practices. A policy like the one advocated here could address these shortcomings.
•	Neither management nor the Board provides verification of the effectiveness of the company’s performance on its labor practices. Netflix states that it’s committed to being a collaborative and honest partner, however, given the vague nature of the company’s commitment, shareholders have no way of verifying that commitment or how it aligns with the company’s overall policies and strategy.

Recent controversies and the Writers Guild of America strike reinforce the need for Netflix to adopt a human rights policy.

•	Netflix has faced numerous controversies that have led to discontent among its workforce, including protests, staged walkouts, demands regarding the company’s culture, layoffs, and poor overall stock performance, which directly impacts employee compensation.
•	The Writers Guild of America (WGA or Guild) strike reinforces the need for Netflix to have a publicly disclosed human rights policy so that shareholders can assess Netflix’s commitment to respect the rights to freely associate and collectively bargain, as well as how the company will implement these commitments.
•	In 2022, the WGA accused Netflix of “self-dealing,” which led to an adverse arbitration ruling that required Netflix to pay 216 theatrical movie writers an extra $42 million in unpaid residuals.
•	Recently, music supervisors at Netflix filed papers seeking a union-certification election with the National Labor Relations Board because Netflix declined to voluntarily recognize the union.
•	Adopting a human rights policy would help Netflix ensure workers’ rights, protect long-term shareholder value, and provide shareholders with greater transparency on these fundamental practices.

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For questions, please contact Kyle Seeley at the New York State Common Retirement Fund, kseeley@osc.ny.gov.

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This is not a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.